Exhibit 1

Ahold Delhaize publishes pro forma key historical data following the merger

Zaandam, the Netherlands, October 6, 2016 – Ahold Delhaize today published pro forma combined financial information following the merger between Ahold and Delhaize Group which was completed on July 23, 2016.

The unaudited pro forma information includes key historical data on the results of Ahold Delhaize and provides a comparative basis to facilitate assessment of the current performance of the combined company for illustrative purposes. The information, which may be subject to change, is presented in a format that is aligned with Ahold Delhaize’s future reporting structure and reporting segments.

The pro forma key historical data has been prepared assuming the merger became effective on the first day of Ahold’s 2015 financial year. Delhaize Group’s assets and liabilities have been accounted for at fair value, in accordance with IFRS 3, and calculated on the basis of values/data established on the date of merger completion, i.e. July 23, 2016. No adjustments were made for the difference in number of weeks per quarter. The reporting calendar will be aligned to 13 week quarters for all segments as of the first quarter of 2017.

The following main adjustments to the combined historical data were made to arrive at the pro forma information:

●	Exclusion of the performance of remedy stores and other divestments
●	Exclusion of merger transaction costs
●	Inclusion of Purchase Price Allocation effects on Delhaize assets and liabilities, impacting depreciation and amortization, net interest expense and rent
●	Alignment of Global Support Office functions and related costs
●	Alignment of foreign exchange rates for consolidation of foreign group entities

Following provisional fair value adjustments were made to the Delhaize balance sheet:

●	Property, Plant and Equipment increased by €0.8 billion
●	Goodwill & non-amortizable intangibles increased by €5.2 billion, which includes €2.4 billion allocated to Ahold banners
●	Other intangible assets increased by €0.9 billion
●	Net debt increased by €0.7 billion to €2.7 billion

The main impacts from the pro forma adjustments (compared to historical Ahold and Delhaize results combined) on Ahold Delhaize are summarized in the table below:

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		Historical	Pro forma	Difference
	FY 2015	6.4%	6.3%	(10 bps)
Underlying EBITDA margin
	HY 2016	6.5%	6.5%	0 bps
	FY 2015	3.7%	3.5%	(20 bps)
Underlying operating margin
	HY 2016	3.8%	3.6%	(20 bps)
	FY 2015	€1,218m	€1,203m	(€15m)
Net income
	HY 2016	€677m	€656m	(€21m)
	FY 2015	€1.16	€1.11	(€0.05)
Underlying EPS
	HY 2016	€0.61	€0.59	(€0.02)
	FY 2015	€1,702m	€1,652m	(€50m)
Free Cash Flow*
	HY 2016	€498m	€482m	(€16m)

Net debt*	Opening Balance Sheet	€2.0bn	€2.7bn	€0.7bn

* Historical based on historical Ahold and Delhaize definitions

The detailed pro forma information is available on our website:

www.aholddelhaize.com/en/investors/quarterly-results

For more information, not for publication:

Press office:	+31 88 659 5134	Investor relations:	+31 88 659 5213	Social media:	Twitter: @AholdDelhaize
YouTube: @AholdDelhaize
LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of 22 strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize is listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

Cautionary notice and disclaimer

The pro forma information presented in this press release, whether audited or unaudited, is not, and does not form part of, official (interim) accounts or reports and is prepared and published only for illustrative purposes in connection with the recently completed merger and to present the effect of Ahold’s merger with Delhaize. The information is not intended to revise past performance, but instead to provide a comparative basis for the assessment of current performance. The pro forma information represents a hypothetical situation and does not purport to represent what Ahold Delhaize’s actual result of operations would have been, should the merger with Delhaize actually have occurred at the beginning of Ahold’s 2015 financial year, nor are they necessarily indicative of future results of Ahold Delhaize.

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This press release includes forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those included in such statements. These forward-looking statements include, but are not limited to, statements as to alignment of the reporting calendar to quarters of 13 weeks for all segments as of the first quarter of 2017.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold Delhaize’s ability to control or estimate precisely, such as discussed in Ahold Delhaize’s public filings and other disclosures.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Koninklijke Ahold Delhaize N.V. does not assume any obligation to update any public information or forward-looking statements in this release to reflect subsequent events or circumstances, except as may be required by law.

Outside the Netherlands, Koninklijke Ahold Delhaize N.V., being its statutory name, presents itself under the name of “Royal Ahold

Delhaize” or simply “Ahold Delhaize.”

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